UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

SCOTTISH POWER PLC

(Name of Subject Company (Issuer))

SCOTTISH POWER PLC

(Names of Filing Persons (Offeror))

Ordinary Shares of 50 pence each

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

American Depositary Shares (81013T705)

(CUSIP Number of Class of Securities)

James Stanley

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland

Tel. No.: 011-44-141-248-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to

Sarah Murphy Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS England Tel: 011-44-207-936-4000	James H. Ball, Jr. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 Tel: 212-530-5000

CALCULATION OF FILING FEE

Transaction Valuation(1) $1,078,260,723	Amount of Filing Fee(1)(2) $115,374

(1)	Calculated solely for purposes of determining the filing fee in respect of B Shares (as defined below) to be held in the United States in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11(b) thereunder. This calculation assumes that holders of ordinary shares, par value 50 pence each (the “Ordinary Shares”) in the United States own directly or indirectly 27.7% of the 1,871,234,589 Ordinary Shares issued and outstanding as of March 30, 2006 (including Ordinary Shares represented by American Depositary Shares) and that one in every three Ordinary Shares are converted into non-cumulative preference shares, par value 50 pence each (the “B Shares”). Transaction Valuation is based upon a value of £3.60 cash per share for the B Shares expected to be held in the United States on the basis described in the preceding sentence and on an exchange rate of $1.7356 per £1.00, which was the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on March 29, 2006.

(2)	The Amount of Filing Fee equals $107.00 per $1,000,000 of the Transaction Valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (“Amendment No. 5”) amends the Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2006 by Scottish Power plc related to the Return of Cash to Shareholders and ADS Holders. Except as defined herein, capitalized terms shall have the same meaning given to them in the US Supplemental Memorandum included as Exhibit 99.(a)(2) to the Schedule TO.

This Amendment No. 5 hereby amends and supplements Item 11(b) as follows:

ITEM 11. ADDITIONAL INFORMATION

(b)	Shareholder Communications:

On May 15, 2006, ScottishPower issued a press release announcing the listing of New Ordinary Shares and B Shares on the London Stock Exchange. A copy of the press release is filed herewith as Exhibit 99.(a)(18).

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This Amendment No. 5 hereby amends and supplements Item 12 as follows:

ITEM 12. EXHIBITS

99.(a)(1)†	Circular to Shareholders dated March 31, 2006

99.(a)(2)†	US Supplemental Memorandum dated March 31, 2006, as amended May 1, 2006

99.(a)(3)†	Prospectus dated March 31, 2006

99.(a)(4)†	Election Form for Shareholders

99.(a)(5)†	Proxy Card for Shareholders for use in connection with the Extraordinary General Meeting

99.(a)(6)†	ADS Holder Election Form

99.(a)(7)†	ADS Voting Instruction Card for use in connection with the Extraordinary General Meeting

99.(a)(8)†	US Taxation Booklet for US Shareholders, as amended May 1, 2006

99.(a)(9)†	Questions and Answers for Shareholders

99.(a)(10)†	Letter to PPM participants in the US Appendix to the Company’s Executive Share Option Plan 2001 (the “ExSOP”) dated April 3, 2006

99.(a)(11)†	Letter to PPM participants in the PacifiCorp Stock Incentive Plan dated April 3, 2006

99.(a)(12)†	Letter to participants in the Scottish Power plc Long Term Incentive Plan dated April 3, 2006

99.(a)(13)†	Letter to PPM participants in the PacifiCorp Annual Incentive Plan Deferred Share Program dated April 3, 2006

99.(a)(14)†	Letter to participants in the PPM Energy, Inc. Non-Qualified Deferred Compensation Plan dated April 3, 2006

99.(a)(15)†	Letter to participants in the PPM Energy, Inc. 401(k) Plan dated April 6, 2006

99.(a)(16)†	Return of Cash Questions and Answers for ADS Holders

99.(a)(17)†	Press release announcing shareholder approval of the Return of Cash, dated May 4, 2006

99.(a)(18)°	Press release announcing listing of the New Ordinary Shares and B Shares on the London Stock Exchange, dated May 15, 2006

99.(d)(1)†	Agency Agreement between Scottish Power plc, UBS Limited and Morgan Stanley & Co. Limited, dated March 31, 2006

†	Previously filed with the SEC.
°	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ SIMON J. LOWTH
Name: Simon J. Lowth Title: Executive Director, Finance and Strategy Date: May 15, 2006

EXHIBIT INDEX

99.(a)(1)†	Circular to Shareholders dated March 31, 2006

99.(a)(2)†	US Supplemental Memorandum dated March 31, 2006, as amended May 1, 2006

99.(a)(3)†	Prospectus dated March 31, 2006

99.(a)(4)†	Election Form for Shareholders

99.(a)(5)†	Proxy Card for Shareholders for use in connection with the Extraordinary General Meeting

99.(a)(6)†	ADS Holder Election Form

99.(a)(7)†	ADS Voting Instruction Card for use in connection with the Extraordinary General Meeting

99.(a)(8)†	US Taxation Booklet for US Shareholders, as amended May 1, 2006

99.(a)(9)†	Questions and Answers for Shareholders

99.(a)(10)†	Letter to PPM participants in the US Appendix to the Company’s Executive Share Option Plan 2001 (the “ExSOP”) dated April 3, 2006

99.(a)(11)†	Letter to PPM participants in the PacifiCorp Stock Incentive Plan dated April 3, 2006

99.(a)(12)†	Letter to participants in the Scottish Power plc Long Term Incentive Plan dated April 3, 2006

99.(a)(13)†	Letter to PPM participants in the PacifiCorp Annual Incentive Plan Deferred Share Program dated April 3, 2006

99.(a)(14)†	Letter to participants in the PPM Energy, Inc. Non-Qualified Deferred Compensation Plan dated April 3, 2006

99.(a)(15)†	Letter to participants in the PPM Energy, Inc. 401(k) Plan dated April 6, 2006

99.(a)(16)†	Return of Cash Questions and Answers for ADS Holders

99.(a)(17)†	Press release announcing shareholder approval of the Return of Cash, dated May 4, 2006

99.(a)(18)°	Press release announcing listing of the New Ordinary Shares and B Shares on the London Stock Exchange, dated May 15, 2006

99.(d)(1)†	Agency Agreement between Scottish Power plc, UBS Limited and Morgan Stanley & Co. Limited, dated March 31, 2006

†	Previously filed with the SEC.
°	Filed herewith.

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